..      As filed with the Securities and Exchange Commission on March 5, 2004


                                FILE NO. 70-10201



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 AMENDMENT NO. 1

                                       TO

                                    FORM U-1

                                   DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ------------------------------


                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740

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        The Commission is requested to send copies of all notices, orders and communications in connection with this Declaration to:

David B. Hertzog                        Clifford M. Naeve
General Counsel                         William C. Weeden
Allegheny Energy, Inc.                  Paul Silverman
800 Cabin Hill Drive                    Skadden, Arps, Slate, Meagher & Flom LLP
Greensburg, PA  15601                   1440 New York Avenue, NW
                                        Washington, D.C. 20005

Anthony Wilson
Senior Attorney
10435 Downsville Pike
Hagerstown, MD 21740

Allegheny Energy, Inc. hereby amends and restates in its entirety its Declaration on Form U-1 filed with the Commission in File No. 70-10201 on February 13, 2004.

Item 1. Description of Proposed Transaction

     Allegheny Energy, Inc. ("Allegheny"), a Maryland corporation and a registered holding company, files this Declaration pursuant to Sections 6(a) and 12(e) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rules 62 and 65 under the Act, requesting authority: (1) to amend its charter to eliminate the requirement of cumulative voting in the election of directors; (2) to require simple majority voting on all matters to be submitted for stockholder approval, and specifically: (a) to amend its by-laws or Charter to opt out of the Maryland Control Share Acquisition Act, (b) to institute a simple majority vote of stockholders for removal of directors, and (c) to eliminate the application of provisions of the Maryland Business Combination Act to the extent these provisions require supermajority approval of certain business combinations; and (3) to declassify the Board of Directors (items (1) through (3) are referred to below as the "Proposed Amendments"), and (4) to solicit proxies to implement the Proposed Amendments, as well as to solicit proxies in connection with a stockholder proposal to make the adoption or extension of any stockholder rights agreement (poison pill) subject to a stockholder vote.1

     Allegheny requests that the Securities and Exchange Commission (the "Commission") issue a public notice of this Declaration and an order authorizing proxy solicitations for the Proposed Amendments no later than March 15, 2004, thereby affording Allegheny sufficient time to solicit proxies in advance of its annual meeting of stockholders. Allegheny further requests that as soon as practicable after issuing an order authorizing proxy solicitations, the Commission issue an order authorizing the Proposed Amendments.

     A. Introduction

     The Proposed Amendments cover a number of matters related to stockholder rights that have been proposed by Allegheny's management or stockholders, all of which will be submitted for stockholder approval at Allegheny's 2004 annual meeting of stockholders. The Proposed Amendments are described seriatim in detail below.

          1. Elimination of Cumulative Voting

     The Allegheny Board of Directors (the "Board") has approved for submission to stockholders an amendment to Article VII.A of Allegheny's Articles of Restatement of Charter of the Company ("Charter") that would eliminate the requirement of cumulative voting in the election of directors. The Charter currently provides that in the election of directors, each holder of shares of stock entitled to vote shall be entitled to as many votes as shall equal the number of shares of such stock held multiplied by the number of directors to be elected. The stockholder may cast all such votes for a single director or may distribute them among the number of directors to be elected, or any two or more of them as the stockholder may see fit. The Maryland General Corporation Law does not require cumulative voting in elections of directors.


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1  Allegheny filed an application with the Commission to redeem the rights under its existing stockholder rights agreement on October 14, 2003 in Commission File No. 70-10178.


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     The Board believes that the benefits of cumulative voting are much less relevant today than they were when cumulative voting was originally included in the Charter. At that time, minority stockholders had few federal and state remedies to protect them from overreaching by majority stockholders and, therefore, had a greater need for board representation. Today, the Board believes that the disadvantages of cumulative voting outweigh the advantages for large, extensively regulated and widely held companies. Cumulative voting may allow a minority of stockholders to obtain representation on the Board against the wishes of the majority to further objectives which may be contrary to those of the majority of the stockholders. For the Board to work effectively for all of the stockholders, each director should feel a responsibility to the stockholders as a whole and not to any special group of minority stockholders. If the proposed amendment is passed, and cumulative voting is eliminated, the holders of a majority of shares entitled to vote in an election of directors will be able to elect all of the directors being elected at that time, and no director will be elected by any special interest group of minority stockholders.

          2. Simple Majority Vote Requirement

     An Allegheny stockholder proposes to submit for stockholder approval a proposal that would require simple majority approval for all matters submitted for stockholder approval. If this proposal is approved, Allegheny would take the following specific actions.

               a. Exemption from Control Share Act

     The Board proposes to opt out of the Maryland Control Share Acquisition Act (the "Control Share Act"), which would remove a super-majority stockholder vote requirement for the approval of control share voting rights.

     The Control Share Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within certain statutorily-defined ranges (one-tenth but less than one-third, one-third but less than a majority, and more than a majority of the voting power). The Control Share Act also does not apply to the voting rights of shares of stock if the acquisition of those shares has been approved or exempted by the charter or by-laws of the corporation or to shares acquired in a merger, consolidation, or share exchange in which the corporation is a party. Allegheny's Charter and by-laws do not currently contain any approval or exemption from these provisions of Maryland law.

     At the 2003 Annual Meeting of Stockholders, a majority of stockholders voted in favor of eliminating super-majority voting requirements. In light of the level of stockholder support for this change, the Board's Nominating and

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

Governance Committee reviewed the matter in January 2004 and recommended that the Board take action consistent with Maryland law to effect this change.

     Under Maryland law, opting out of the Control Share Act requires an amendment to either Allegheny's Charter or its by-laws. If the proposal to require majority voting on all matters submitted for a stockholder vote is approved by the stockholders and Commission authorization is obtained under the Act, the Board intends to amend the by-laws or the Charter to exempt Allegheny from the Control Share Act as discussed above. If the proposal is approved and the Board takes the action described above, the Board will take all actions necessary under Maryland law to require stockholder approval to opt back into the requirements of the Maryland Control Share Act.

          b. Simple Majority Vote for Removal of Directors

     The Board proposes to take action under Maryland law to permit the removal of directors upon approval by a majority of votes entitled to be cast generally in the election of directors.

     Pursuant to an election made by the Board in July 1999, Allegheny currently is subject to provisions of the Maryland General Corporation Law that provide that directors may only be removed by the affirmative vote of at least two-thirds of all votes entitled to be cast by stockholders generally in the election of directors. At the 2003 annual meeting of stockholders, a majority of stockholders voted in favor of eliminating super-majority voting requirements. In light of the level of stockholder support for this change, the Board's Nominating and Governance Committee reviewed the matter in January 2004 and recommended to the Board that the two-thirds requirement for removal of directors be eliminated.

     If the proposal to require majority voting on all matters submitted for a stockholder vote is approved by the stockholders and Commission authorization is obtained under the Act, the Board intends to take action consistent with Maryland law to render Allegheny no longer subject to the provisions of Maryland law that require a two-thirds stockholder vote in connection with the removal of any director. It should be noted that if the elimination of cumulative voting discussed above is not approved by the stockholders and the Charter continues to provide for cumulative voting in the removal of directors, Allegheny will remain subject to the mandatory provision of Maryland law providing that a director may not be removed without cause if the votes cast against the director's removal would be sufficient to elect the director if then cumulatively voted in an election of the entire Board (or the class thereof to which the director belongs). If this proposal is approved and the Board takes the action described above, the Board will take all actions necessary under Maryland law to require stockholder approval to opt back into the provisions of Maryland law that provide that directors may only be removed by a two-thirds majority vote.

          c. Exemption from Business Combination Voting Requirements

     The Board of Directors proposes to eliminate the application of certain provisions of the Maryland Business Combination Act to the extent these

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

provisions require the concurrence of a greater proportion of votes than the affirmative vote of a majority of the votes entitled to be cast to approve certain business combinations.

     Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

     o any person who beneficially owns ten percent or more of the voting power of the corporation's shares; or

     o an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

     A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

     After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

     o eighty percent of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

     o two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

     These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

     The statute provides for various exemptions from the application of its provisions, including for business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder. The Board has not granted such any such exemptions. However, if the proposal to require simple majority voting on all matters submitted for a stockholder vote is approved by the stockholders and Commission

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

authorization is obtained under the Act, the Board will take action consistent with Maryland law to remove the requirement of the two super-majority votes discussed above and instead provide that such business combinations may be approved by a majority of the votes entitled to be cast on the matter. If this proposal is approved and the Board takes the action described above, the Board will take all actions necessary under Maryland law to require stockholder approval to opt back into the super-majority voting provisions of the Maryland Business Combination Act.

          3. Declassification of the Board

     An Allegheny stockholder proposes to present for stockholder consideration a proposal to elect each Allegheny director annually, which would have the effect of declassifying the Board, to be effective as of the 2005 Annual Meeting of Stockholders. In July 1999, the Board made an election under Maryland law to subject Allegheny to provisions of the Maryland General Corporation Law that provide for a classified board. Pursuant to these provisions, the Board is currently divided into three classes of directors, with each class serving a three-year term and one class being elected each year.

     A majority of stockholders voted in favor of eliminating the classified board system at the 2001, 2002 and 2003 Annual Meetings of Stockholders. In light of the level of stockholder support for this change, the Nominating and Governance Committee of the Board reviewed this matter in January 2004 and recommended to the Board that the classified board system be eliminated.

     If stockholders approve the proposal and the Commission authorizes it under the Act, the Board intends to take all action required under Maryland law to declassify the Board and to take all further action necessary to implement the change so that the election of directors will be annualized beginning at the 2005 Annual Meeting of Stockholders. The directors who are not up for election at that meeting will resign, and each director will stand for election in 2005 to serve until the 2006 Annual Meeting of Stockholders. If this proposal is approved and the Board takes the action described above, the Board will take all action necessary under Maryland law to require stockholder approval to opt back into the provisions of Maryland law to classify the Board.

     B. Proxy Solicitation in Connection with Stockholder Rights Agreements

     Allegheny's proxy statement will contain a stockholder proposal regarding stockholder input on stockholder rights agreements. Specifically, this proposal seeks to require that the adoption or extension of any future stockholder rights agreement be submitted to a stockholder vote.

     On October 14, 2003, Allegheny filed an application in File No. 70-10178 to redeem the rights under its existing stockholder rights agreement. Allegheny seeks here only authorization to solicit proxies in connection with the stockholder proposal.

Item 2.  Fees, Commissions and Expenses

     The fees, commissions and expenses incurred or to be incurred in connection with this Declaration will not exceed $10,000.


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

Item 3.  Applicable Statutory Provisions

     Section 6(a) and 12(e) of the 1935 Act and Rules 54, 62 and 65 under the Act are applicable to this Declaration. To the extent that the Proposed Amendments or the solicitation of proxies in connection with them, or in connection with the stockholder rights agreement matters described in this Declaration, are considered by the Commission to require authorization, exemption or approval under any section of the Act or rules other than those set forth above, Allegheny requests such authorization, exemption or approval. To the extent that the Commission determines that the solicitation of proxies in connection with any other proposal contained in Allegheny's proxy statement requires Commission approval under the Act or the Commission's rules under the Act, Allegheny hereby requests that the Commission's order include such authorization.

     Rule 54 Analysis

     Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

     Allegheny does not satisfy the requirements of Rule 53(a)(1). In the Original Financing Order, the Commission authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of September 30, 2003, Allegheny's "aggregate investment," as defined in Rule 53(a)(l), was approximately $185 million. These investments by Allegheny were made in compliance with the Original Financing Order.

     As discussed above, Allegheny is no longer in compliance with the Financing Conditions set forth in the Original Financing Order. In the Capitalization Order, Allegheny was authorized to make additional investments in EWGs to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein or in connection with the qualification of an existing project as an EWG, as long as the Revised Financing Conditions were met. However, as reflected in Allegheny's financial statements, as of September 30, 2003, Allegheny's common equity ratio was below 28 percent. As a result, Allegheny is no longer able to make any investments in EWGs and FUCOs, without further authorization from the Commission.2

     Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.


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2    As of September 30, 2003, Allegheny had a consolidated common equity ratio of 20.9 percent and AE Supply had a consolidated common equity ratio of
     15.71 percent.
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

     None of the circumstances described in 53(b)(1) have occurred.

     The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred.

     Allegheny respectfully submits that the requirements of Rule 53(c) are met. Through this Declaration, Allegheny requests Commission approval of the Proposed Amendments and the solicitation of proxies in connection with them and the proposal concerning the stockholder rights agreement. Allegheny believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Allegheny and its public utility company subsidiaries (the "Operating Companies").

     Moreover, the Operating Companies and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the Operating Companies will continue to be maintained at not less than 30 percent.3 Furthermore, the common equity ratios of the Operating Companies will not be effected by the Proposed Amendments. In addition, each of the Operating Companies is subject to regulation by state commissions that are able to protect utility customers within their respective states.

Item 4.  Regulatory Approvals

     No state or federal regulatory agency, other than the Commission, has jurisdiction over the matters discussed in this Declaration.

Item 5.  Procedure

     Allegheny requests the Commission to issue and publish a notice of the filing of this Declaration on the date that Allegheny files the definitive proxy materials as Exhibit B-1 to this Declaration, but in no event later than March 15, 2004, and concurrently with the issuance and publication of the notice enter an appropriate order authorizing the solicitation of proxies as described in this Declaration. Allegheny further requests that as soon as practicable after issuing an order authorizing proxy solicitations, the Commission issue an order authorizing the Proposed Amendments.

     Allegheny hereby (i) waives a recommended decision by a hearing officer,
(ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waives a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

B-1 Preliminary Proxy Materials (incorporated by reference to Allegheny's Preliminary Schedule 14A; File No. 001-00267)*


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3    The common equity ratios of the Operating Companies as of September 30,
     2003 are as follows: West Penn: 48 percent; Potomac Edison: 48 percent; and Monongahela Power: 37 percent.
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

B-2 Definitive Proxy Materials (incorporated by reference to Allegheny's Definitive Schedule 14A; File No. 001-00267)*

F    Opinion of Counsel*

H    Proposed form of notice and order permitting proxy solicitation*

*To be filed by amendment.

Item 7. Information as to Environmental Effects

     (a) The issuance of an order by the Commission with respect to the Proposed Amendments and the solicitation of proxies in connection with them will not constitute a major federal action significantly affecting the quality of the human environment.

     (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the Proposed Amendments and the solicitation of proxies in connection with them or the proposal concerning the stockholder rights agreements.







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


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Allegheny has duly caused this Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



Date:     March 5, 2004

                                       Allegheny Energy, Inc.


                                       By:   /s/David B. Hertzog
                                             -------------------
                                             David B. Hertzog
                                             Vice President and General Counsel






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